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                                                      Filed by Havas Advertising
              Pursuant to Rule 425 under the Securities and Exchange Act of 1933

                                         Subject Company:  Snyder Communications
                                                 Commission File No.:  333-43362


On September 14, 2000, Havas Advertising issued the following press release related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS MAY OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

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                 Havas Advertising introduces Campus in Canada
                   with the acquisition of Vickers & Benson

Levallois, France, September 14, 2000 - Havas Advertising, which expects to become the world's 4th largest communications group upon completion of its acquisition of Snyder Communications*, has announced the acquisition of the businesses and assets of Toronto-based Vickers & Benson Companies Limited which businesses will be carried on under the name Vickers & Benson Inc. Vickers & Benson Inc. will become part of the Havas Advertising Campus network, a move that is considered the first major entry of Campus into the Canadian market and the next step in its North American expansion plan.

The acquisition includes all of the businesses formally conducted by Vickers & Benson Advertising Ltd., VBDI (Vickers & Benson Direct + Interactive Inc,), MaxxMedia Inc., Southside Digital Communications Inc., Warwick & Associates Inc., Chicago-based Vickers & Benson, Inc. and Northside Digital Inc., which businesses will continue as operating divisions of Vickers & Benson Inc.

John Hayter, Chairman and CEO, Jim Satterthwaite, Executive Vice-President, Chief Operating Officer and Terry Bell, Executive Vice-President, Chairman of Creative Services will remain with Vickers & Benson Inc. in those positions.

The Vickers & Benson group of companies has constituted Canada's largest independent communications group with 225 employees and annual revenues in 1999 of more than Cdn. $31 million. Its client list includes well known international and Canadian brands, including: Bank of Montreal, British Airways, dmg world media, Ferrero Canada, Lennox Industries, M&M Meat Shops, McDonald's Restaurants of Canada, Ralston Purina, Re/Max Realty and Sprint Canada.

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John Hayter, Chairman and CEO of Vickers & Benson Inc, commented on the transaction:
 "Our association with Havas Advertising, one of the most dynamic communications groups in the world, offers us a unique opportunity to pursue our policy of growth in all sectors, and especially in direct marketing and interactive media. Becoming part of the Campus network will provide the V&B management team with the additional financial and professional resources required to pursue our expansion plans throughout Canada and in Chicago."

Alain de Pouzilhac, Chairman and CEO of Havas Advertising, said:
 "This purchase is even more significant, coming as it does a couple of weeks before the expected closing of the Snyder acquisition, which will see Arnold Communications, based in Boston, taking on the role of lead agency for Campus, thus offering the organization even greater strength.

"Vickers & Benson have a number of things in common with Arnold. Both companies have strong cultures based on the belief that employees are their most important assets. Both have shared McDonald's as a client for decades. And both are early and active participants in the development of interactive communications and new media.

"Under the strong leadership of Ed Eskandarian, Chairman and CEO at Arnold, who has agreed to become and CEO of the future Campus organization after the closing of the Snyder acquisition, our entire second network will take on a new dimension that we believe will enable it to accelerate its growth both in the US and Canada. As our strong Canadian partner, Vickers & Benson Inc. will be an important part of our expansion plans."

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Campus, one of Havas Advertising's four divisions, aims to group together highly creative agencies with solid brand recognition in their individual markets. Campus seeks to work as a true "partnership" and to focus on the key countries that account for 85% of the world's marketing communications expenditures.

In addition to Vickers & Benson Inc. and the acquisition of Arnold, as part of the Snyder acquisition expected to be completed later this month, Campus consists of a group of seven agencies worldwide: WCRS in Britain, devrarieuxvillaret in France, Rempen & Partner in Germany, La Banda de Agustin Medina in Spain, Ata, De Martini & C. in Italy and Age in Brazil.

About Havas Advertising
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Havas Advertising (Paris Stock Exchange: EU.PA) is one of the world's largest communications groups. Upon completion of its acquisition of Snyder Communications, Havas Advertising expects to become the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG, headquartered in New York, NY, Media Planning Group in Madrid, Spain, Diversified Agencies Group in Paris, France and Campus, which is expected to be headquartered in Boston, Massachusetts once the acquisition of Snyder Communications is closed. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in over 75 countries (including 10 through commercial agreements). Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Following completion of the Snyder Communications acquisition, Havas Advertising expects to have a worldwide presence of over 250 agencies and a staff of approximately 20,000, with approximately 45% of its revenue from the US and 60% from marketing services. Completion of the Snyder Communications acquisition is subject to various conditions, including approval of the transaction by the Snyder Communications stockholders and authorization of the necessary capital increase by the Havas Advertising shareholders.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com.

* Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.

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Contacts :
Havas Advertising :   Julie-Emilie Ades :  (33 1) 41 34 30 16
                      CorpCom@havas-advertising.fr
V&B :                 Suzanne Hughes (416) 480-7983

Forward-looking Information
This news release contains certain "forward-looking statements." These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the information presented herein. Forward-looking statements can be identified by the use of forward-looking words, such as "may, " "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," or comparable words or expressions. Certain factors that could cause actual results to differ materially from expected results include but are not limited to:
general economic conditions, the ability to retain existing and attract new clients, client losses, changes in advertising and marketing budgets of clients, the ability to retain key personnel while continuing to control labor costs, the impact of industry competition, the ability to implement the company's growth strategy and to complete and integrate acquisitions, and changes in the securities markets.

Additional Information
Havas Advertising and Snyder Communications have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). HAVAS ADVERTISING URGES INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

SNYDER COMMUNICATIONS AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF SNYDER COMMUNICATIONS MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SNYDER COMMUNICATIONS SHAREHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC.